Amer Sports Corporation 07027657 STOCK EXCHANGE RELEASE 1(12)
October 24, 2007 at 1:00 pm

AMER SPORTS CORPORATION INTERIM REPORT, JANUARY-SEPTEMBER 2007
Amer Sports full-year outlook remains unchanged.

- Amer Sports net sales decreased 5% to EUR 1,154.9 million (EUR 1,211.1 million in 2006). Net sales in local currency terms matched last year's corresponding period.
- EBIT amounted to EUR 38.5 million (50.5) and earnings per share to EUR 0.23 (0.33).
- The mild winter reduced winter sports pre-orders more than expected. The full-year result for winter sports equipment will be in the red. As a result, Amer Sports EBIT for the year 2007 will not reach last year's level.

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales	462.8	471.9	-2	1,154.9	1,211.1	-5	1,792.7
Gross profit	192.1	192.0	0	462.2	477.0	-3	697.4
EBIT	59.1	57.9	2	38.5	50.5	-24	120.2
Financing income and expenses	-7.8	-7.0		-15.6	-18.3		-23.6
Earnings before taxes	51.3	50.9	1	22.9	32.2	-29	96.6
Net result	38.5	36.6	5	17.2	23.5	-27	70.5
Earnings per share, EUR	0.53	0.52		0.23	0.33		0.98

Roger Talermo, President and CEO:

"Amer Sports third-quarter net sales and EBIT developed largely as expected. Particularly good progress was seen in apparel, Salomon footwear, and Precor's operations. Suunto and Mavic also reported continued positive development. Wilson's sales and earnings in the USA fell slightly short of target due to weaker than expected demand in team sports as well as delays in deliveries caused by the implementation of the Amer Sports global SAP system. Some of Wilson's deliveries were postponed to the fourth quarter. This will not have a significant impact on Wilson's full-year sales. We still expect Wilson's [illegible]rove in the last part of the year.

Winter sports deliveries have started off well.

Our structural and management reorganization project initiated [illegible]er is progressing. The most significant measures will be taken in the winter sports business. We will report more on these changes as soon as possible."

AMER SPORTS CORPORATION INTERIM REPORT JANUARY-SEPTEMBER 2007 (IFRS)

Amer Sports net sales in January-September 2007 decreased 5% to EUR 1,154.9 million (EUR 1,211.1 million in 2006). Net sales in local currency terms matched the corresponding period last year.

Net sales by business segment were as follows: Wilson 37%, Salomon 33%, Precor 18%, Atomic 7%, and Suunto 5%. Wilson's sales declined 7% and Atomic's 34%. Salomon's sales were on par with the previous year. Precor's sales increased 7% and Suunto's 12%. In local currency terms, Salomon's sales were up 2%, Precor's 14%, and Suunto's 15%. Wilson's sales declined 2% and Atomic's 33%.

The geographical split of net sales is as follows: the Americas (including South and Central America) 50%, EMEA (Europe, Middle East and Africa) 41%, and Asia 9%. Sales decreased 15% in Asia, 5% in the Americas, and 1% in EMEA. In local currency terms, net sales were up 2% in the Americas and down 1% in EMEA and 10% in Asia.

The Group's EBIT was EUR 38.5 million (50.5). The decrease was caused by the decline in net sales of winter sports equipment and from the slower-than-expected development of Wilson's Team Sports business.

Earnings before taxes were EUR 22.9 million (32.2). Earnings per share stood at EUR 0.23 (0.33). Net financial expenses totaled EUR 15.6 million (18.3), reduced by interest-rate swaps executed in May, which resulted in a gain of EUR 6.4 million.

NET SALES AND EBIT IN JULY-SEPTEMBER

In July-September the Group's net sales decreased 2% to EUR 462.8 million (471.9). In local currency terms, net sales were on par with the previous year. Salomon's sales in local currencies were up 11%, Precor's 28%, and Suunto's 21%. Wilson's sales declined 4% and Atomic's 31%.

EBIT was EUR 59.1 million (57.9). Net financial expenses totaled EUR 7.8 million (7.0) and earnings before taxes were EUR 51.3 million (50.9).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 40.9 million (25.7). The increase over the previous year resulted from Wilson's implementation of the global SAP system in the USA and Wilson's move into its new headquarters in Chicago, as well as the establishment of the Amer Sports Winter & Outdoor unit in Ogden.

Depreciation totaled EUR 23.1 million (23.9).

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 41.9 million (41.9), which represents 3.6% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of September was EUR 614.5 million (EUR 585.4 million on December 31, 2006).

Net cash flow from operating activities after interest and taxes was EUR 28.5 million (21.4). Net cash flow from investing activities was EUR -36.3 million (-56.7).

Of the EUR 575 million credit facility agreed upon in December 2005, EUR 165 million was paid in June. At the end of the period, USD 100 million had been drawn on the credit facility and the committed unused portion was EUR 325 million. The credit facility will mature at the end of 2011. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 413.3 million had been used by September 30, 2007.

Liquid assets totaled EUR 32.6 million (26.5) at the end of the period.

The company's equity ratio was 31.8% (31.3%) and gearing was 120% (120%).

AMER SPORTS SHARES AND SHAREHOLDERS

At the end of the review period Amer Sports had 12,928 registered shareholders. Non-Finnish nationals owned 61.2% (55%) of the shares.

A total of 107.9 million Amer Sports shares were traded on the Helsinki Stock Exchange during the period. The value of trading was EUR 1,814.8 million and share turnover was 149.7%.

The closing price of Amer Sports Corporation on the Helsinki Stock Exchange was EUR 16.25. The high for the period on the Helsinki Stock Exchange was EUR 18.49 and the low EUR 15.51. The average share price was EUR 16.82.

On September 30, 2007, the company's market capitalization was EUR 1,166.2 million excluding own shares (1,266.1).

Based on the authorization given by the AGM on March 8, 2007, the Amer Sports Board of Directors decided to initiate a new share repurchase program in order to implement a share-based incentive plan for 2007. The repurchases started on the Helsinki Stock Exchange on August 23, 2007, and ended on August 31, 2007. A total of 445,000 shares were acquired during this time.

On September 30, 2007, the company's registered share capital was EUR 288,839,748 and the total number of shares was 72,209,937. The 2002 warrants were used to subscribe for 386,880 shares at the end of 2006. The increases in share capital following these subscriptions were entered in the Trade Register as follows: EUR 1,433,520 on January 16, 2007, and EUR 114,000 on February 8, 2007. From March to May, 121,428 shares were subscribed for with the 2002 warrants, and in July, 4,005 shares were subscribed for with the 2003 warrants. The increases in share capital following these subscriptions were entered in the Trade Register as follows: EUR 26,760 on May 22, 2007, EUR 458,952 on June 20, 2007, and EUR 16,020 on September 4.

On January 30, 2007, Franklin Resources Inc. announced that the total number of shares held by the funds and individual investors under its control represented 5.09% of Amer Sports Corporation's share capital and votes. On June 11, 2007, Sports Direct International Plc announced that the shares held by it represented 5.4% of Amer Sports Corporation's share capital and votes. On July 31, 2007, Sports Direct announced that the shares held by it represented 10.64% of Amer Sports Corporation's share capital.

On August 24, 2007, Ajanta Oy announced that its holdings in Amer Sports Corporation exceeded one twentieth (1/20) of the share capital and voting rights via forward market transactions that were concluded on August 23, 2007, and will mature on December 21, 2007. Following the transactions, Ajanta's holdings equaled 5.57%. On October 12, 2007, Ajanta Oy announced that its holdings in Amer Sports Corporation exceeded one tenth (1/10) of the share capital and voting rights via forward market transactions that were concluded on October 12, 2007, and will mature on December 21, 2007. Following the transactions, Ajanta's holdings rose to 10.02%.

On August 29, 2007, Nordea Bank Finland Plc, the Finnish affiliate of Nordea Bank AB, announced its purchase of 256,000 shares in Amer Sports Corporation. Following the acquisition, Nordea Bank Finland Plc's holding in Amer Sports Corporation rose to 5.15%, exceeding one twentieth (1/20) of Amer Sports Corporation's share capital and voting rights. In addition, Nordea Bank Finland Plc announced that it had made forward market transactions involving Amer Sports Corporation. Forward market transactions matured in September 2007 (4,500 shares), and others will mature in December 2007 (3,848,600 shares) and February 2008 (95,000 shares).

In accordance with Chapter 2, section 9 of the Securities Market Act, Amer Sports Corporation has reported the above-mentioned transactions in stock exchange releases, which are available at the company's website, www.amersports.com.

PERSONNEL AND ORGANIZATION

Amer Sports Corporation announced its plans to reorganize the structure of its executive management. The purpose of the change is to ensure efficient implementation of development and change projects. The changes took effect on September 1, 2007. Further information is available in the stock exchange release published on July 2, 2007, at 2:00 pm, which can be found at www.amersports.com.

Kari Kauniskangas, Senior Vice President, Sales and Distribution, and Executive Board member of Amer Sports Corporation, resigned his position at Amer Sports at his own request. He will assume the post of President and CEO of Fiskars Corporation at the beginning of 2008. Kauniskangas will continue as head of the Winter & Outdoor business unit until the end of his employment at Amer Sports. Further information is available in the stock exchange release published on August 13, 2007, which can be found at www.amersports.com.

The Group had 6,706 employees (6,845) at the end of the period and an average of 6,660 (6,827) during the period. At the end of the period, 3,408 of the employees worked in EMEA, 2,641 in the Americas and 657 in Asia.

BUSINESS SEGMENTS

SALOMON

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales							
Winter Sports Equipment	90.2	91.1	-1	119.6	138.2	-13	324.6
Apparel and Footwear	78.0	62.1	26	174.8	142.2	23	205.6
Mavic	27.5	24.5	12	83.7	78.0	7	107.8
Discontinued operations	0.1	1.9	-95	1.2	20.9	-94	23.4
Net sales, total	195.8	179.6	9	379.3	379.3	0	661.4
EBIT	36.3	23.6	54	-5.4	-16.7	68	23.6

Salomon's net sales in January-September increased 2% in local currency terms. The breakdown of net sales was as follows: Winter Sports Equipment 32%, Apparel and Footwear 46%, and Mavic 22%. EMEA accounted for 64%, the Americas for 28%, and Asia for 8% of net sales. Sales in local currencies were up 6% in EMEA and 2% in the Americas, and down 22% in Asia.

Salomon's EBIT was EUR -5.4 million (-16.7). It benefited from a clear improvement in apparel and footwear sales and lower expenditures in winter sports equipment. Mavic's sales also developed in a positive vein.

Business areas

Salomon's net sales of Winter Sports Equipment decreased 11% in local currency terms. Last year's net sales for the corresponding quarter were affected by logistics issues. The net sales forecast for 2007 remains unchanged. Sales are expected to be some 20% lower than the previous year.

Net sales of Apparel and Footwear increased 26% in local currency terms, boosted by strong sales of Salomon trail running shoes and both Salomon and Arc'teryx apparel. The spring/summer 2008 pre-orders for apparel and footwear are in the final stretch and point to continued good development in sales.

As expected, bicycle component manufacturer Mavic continued to develop positively, its net sales increased 9% in local currency terms. Sales were boosted by strong demand for Mavic's high-performance wheels.

WILSON

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales							
Racquet Sports	55.7	58.5	-5	191.9	193.4	-1	235.3
Team Sports	36.0	40.6	-11	148.1	167.4	-12	219.6
Golf	18.2	21.2	-14	83.9	97.3	-14	114.7
Net sales, total	109.9	120.3	-9	423.9	458.1	-7	569.6
EBIT	5.4	7.9	-32	40.2	49.4	-19	54.6

Wilson's net sales declined 2% in local currency terms. The breakdown of net sales was as follows: Racquet Sports 45%, Team Sports 35%, and Golf 20%. The Americas accounted for 64%, EMEA for 23%, and Asia for 13% of net sales. Sales in local currencies were up 8% in EMEA and down 3% in the Americas and 12% in Asia.

Wilson's net sales decreased in the third quarter, mainly because of delivery delays related to the implementation of the global SAP system at the Nashville logistics center. Deliveries worth approximately USD 10 million were postponed to the fourth quarter in the USA.

Wilson's EBIT declined 12% in local currency terms to EUR 40.2 million due to decreased sales and investments made in sales and marketing. Wilson's performance is expected to improve in the latter part of the year.

Business areas

Net sales from Racquet Sports increased 4% in local currencies. The [K] Factor tennis collection launched in early 2007 has been very well received on the market. Tennis racket sales were up 7% in local currency terms. The [K] Factor collection will expand next year.

Net sales of Team Sports decreased 5% in local currency terms, mainly due to the lower demand for footballs and baseball bats and gloves, and because of delays in deliveries caused by the implementation of the global SAP system. Fourth-quarter sales are expected to show solid development.

As expected, net sales of Golf decreased 10% in local currency terms. In line with the company's strategy, the golf business is now focused on irons and mid-priced golf balls. Sales have developed positively in these product groups. Measures taken to ensure positive performance in the golf business in 2008 will continue.

PRECOR

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales	72.3	60.4	20	205.8	192.6	7	275.6
EBIT	8.1	6.0	35	24.2	22.1	10	34.8

Precor's net sales continued to develop favorably, increasing 14% in local currency terms. The Americas accounted for 77%, EMEA for 16%, and Asia for 7% of net sales. Sales in local currencies were up 21% in Asia, 14% in the Americas, and 12% in EMEA.

Precor's EBIT increased 19% in local currency terms, totaling EUR 24.2 million. Precor's full-year outlook is good, and earnings are expected to improve.

Precor's sales to health clubs continued to grow. Health club sales were boosted by new products, such as the Adaptive Motion Trainer, and a wide range of services, including the integrated Cardio Theater entertainment system. Successful market launches, particularly at hotels, supported the strong growth.

The demand for Precor's products in the North American consumer markets continues to be strong. Precor has launched more products this year than ever before. In the third quarter, the consumer product range saw a considerable expansion with the launch of, for example, four new elliptical cross-trainers for home use and two new treadmills.

ATOMIC

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales	63.2	93.3	-32	80.5	122.6	-34	204.8
EBIT	11.2	23.4	-52	-13.2	1.8	-	16.6

Atomic's net sales in local currencies decreased 33%. EMEA accounted for 74%, the Americas for 21%, and Asia for 5% of net sales. Sales in local currencies were up 4% in Asia and down 27% in the Americas and 36% in EMEA.

As a result of the decrease in sales, Atomic's EBIT declined to EUR -13.2 million (1.8).

The exceptionally mild winter weather in the first quarter weakened this year's outlook for the winter sports business. Pre-orders for the 2007/08 winter season fell short of expectations in all of Atomic's key market areas. The net sales forecast for 2007 remains unchanged. Sales are expected to be more than 20% lower than the previous year.

SUUNTO

EUR million	Q3/ 2007	Q3/ 2006	Change %	1-9/ 2007	1-9/ 2006	Change %	2006
Net sales	21.6	18.3	18	65.4	58.5	12	81.3
EBIT	1.4	1.0	40	4.3	5.8	-26	7.0

Suunto's net sales increased 15% in local currency terms. EMEA accounted for 56%, the Americas for 32%, and Asia for 12% of net sales. Sales in local currencies were up 17% in EMEA, 12% in the Americas, and 10% in Asia.

Sales of wristop computers increased 32% in the review period, boosted especially by solid demand for T-series products. Sales of diving instruments were down 2%. Diving instruments and wristop computers generated 71% (69%) of Suunto's net sales.

Suunto's EBIT in local currencies decreased 22% to EUR 4.3 million. The EBIT for the comparison period, 1-9/2006, included EUR 2.5 million in insurance compensation. Third-quarter EBIT was up 40% to EUR 1.4 million.

Suunto's net sales are expected to increase in 2007 following the new product launches.

FUTURE OUTLOOK AND GUIDANCE

The Amer Sports full-year outlook remains unchanged. Amer Sports EBIT for the year 2007 will not reach last year's level. The mild winter reduced pre-orders

for winter sports more than expected and increased the uncertainty of re-orders in the latter part of the year. The result for winter sports equipment will be in the red.

The interim report has been prepared in compliance with IAS 34. Accounting policies and the calculation of key figures have been presented in the Group's 2006 Annual Report, and no amendments have been made to these.

Unaudited

EUR million

CONSOLIDATED RESULTS

	1-9/ 2007	1-9/ 2006	Change %	7-9/ 2007	7-9/ 2006	Change %	1-12/ 2006
NET SALES	1,154.9	1,211.1	-5	462.8	471.9	-2	1,792.7
Cost of goods sold	-692.7	-734.1		-270.7	-279.9		-1,095.3
GROSS PROFIT	462.2	477.0	-3	192.1	192.0	0	697.4
License income	13.1	15.6		4.0	6.5		22.4
Other operating income	1.7	5.7		0.3	1.0		7.2
R&D expenses	-41.9	-41.9		-13.2	-13.2		-58.5
Selling and marketing expenses	-300.9	-305.3		-94.1	-96.8		-416.5
Administrative and other expenses	-95.7	-100.6		-30.0	-31.6		-131.8
EARNINGS BEFORE INTEREST AND TAXES	38.5	50.5	-24	59.1	57.9	2	120.2
% of net sales	3.3	4.2		12.8	12.3		6.7
Financing income and expenses	-15.6	-18.3		-7.8	-7.0		-23.6
EARNINGS BEFORE TAXES	22.9	32.2	-29	51.3	50.9	1	96.6
Taxes	-5.7	-8.7		-12.8	-14.3		-26.1
NET RESULT	17.2	23.5	-27	38.5	36.6	5	70.5
Attributable to:							
Equity holders of the parent company	16.9	23.3		38.4	36.6		70.3
Minority interests	0.3	0.2		0.1	0.0		0.2
Earnings per share, EUR	0.23	0.33		0.53	0.52		0.98
Earnings per share, diluted, EUR	0.23	0.32		0.53	0.50		0.97
Adjusted average number of shares in issue, million	72.1	71.5		72.1	71.5		71.5
Adjusted average number of shares in issue, diluted, million	73.0	72.4		73.0	72.4		72.4
Equity per share, EUR	7.08	7.14					7.71
ROCE, % *)	10.4	6.5					12.0
ROE, %	4.2	5.9					12.9

Average rates used:							
EUR 1.00 = USD	1.34	1.24					1.26

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the result for the period.

NET SALES BY BUSINESS SEGMENTS

	1-9/ 2007	1-9/ 2006	Change %	7-9/ 2007	7-9/ 2006	Change %	1-12/ 2006
Salomon	379.3	379.3	0	195.8	179.6	9	661.4
Wilson	423.9	458.1	-7	109.9	120.3	-9	569.6
Precor	205.8	192.6	7	72.3	60.4	20	275.6
Atomic	80.5	122.6	-34	63.2	93.3	-32	204.8
Suunto	65.4	58.5	12	21.6	18.3	18	81.3
Net sales, total	1,154.9	1,211.1	-5	462.8	471.9	-2	1,792.7

EBIT BY BUSINESS SEGMENTS

	1-9/ 2007	1-9/ 2006	Change %	7-9/ 2007	7-9/ 2006	Change %	1-12/ 2006
Salomon	-5.4	-16.7	68	36.3	23.6	54	23.6
Wilson	40.2	49.4	-19	5.4	7.9	-32	54.6
Precor	24.2	22.1	10	8.1	6.0	35	34.8
Atomic	-13.2	1.8	-	11.2	23.4	-52	16.6
Suunto	4.3	5.8	-26	1.4	1.0	40	7.0
Headquarters	-11.6	-11.9	3	-3.3	-4.0	18	-16.4
EBIT, total	38.5	50.5	-24	59.1	57.9	2	120.2

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-9/ 2007	1-9/ 2006	Change %	7-9/ 2007	7-9/ 2006	Change %	1-12/ 2006
Americas	575.2	608.6	-5	204.4	211.9	-4	815.7
EMEA	471.0	475.0	-1	220.1	212.0	4	781.8
Asia Pacific	108.7	127.5	-15	38.3	48.0	-20	195.2
Total	1,154.9	1,211.1	-5	462.8	471.9	-2	1,792.7

CONSOLIDATED CASH FLOW STATEMENT

	1-9/ 2007	1-9/ 2006	1-12/ 2006
EBIT	38.5	50.5	120.2
Depreciation and adjustments to cash flow from operating activities	22.5	24.8	32.8
Change in working capital	-0.5	-6.5	-60.1
Cash flow from operating activities before financing items and taxes	60.5	68.8	92.9
Interest paid and received	-11.8	-12.4	-19.8
Income taxes paid	-20.2	-35.0	-27.6
Cash flow from operating activities	28.5	21.4	45.5
Company acquisitions		-33.4	-33.4
Capital expenditure	-40.9	-25.7	-41.3
Proceeds from sales of non-current assets	4.6	2.4	2.8

Cash flow from investing activities	-36.3	-56.7	-71.9
Dividends paid	-36.1	-35.9	-35.9
Issue of shares	2.5	1.5	6.5
Repurchases of own shares	-7.5		
Change in net debt and other financial items	36.4	48.5	54.1
Cash flow from financing activities	-4.7	14.1	24.7
Liquid funds at 1 Jan	45.5	48.7	48.7
Translation differences	-0.4	-1.0	-1.5
Change in liquid funds	-12.5	-21.2	-1.7
Liquid funds at 30 Sep/31 Dec	32.6	26.5	45.5

CONSOLIDATED BALANCE SHEET

Assets	30 Sep 2007	30 Sep 2006	31 Dec 2006
Goodwill	275.6	297.8	290.3
Other intangible non-current assets	208.8	211.7	209.9
Tangible non-current assets	129.3	110.9	118.8
Other non-current assets	53.7	68.5	55.5
Inventories and work in progress	358.3	392.0	290.4
Receivables	549.3	535.0	647.1
Cash and cash equivalents	32.6	26.5	45.5
Assets	1,607.6	1,642.4	1,657.5
Shareholders' equity and liabilities			
Shareholders' equity	511.9	514.5	556.1
Long-term interest-bearing liabilities	228.7	252.9	243.9
Other long-term liabilities	17.4	24.8	18.7
Current interest-bearing liabilities	418.4	391.1	387.0
Other current liabilities	381.5	374.5	382.4
Provisions	49.7	84.6	69.4
Shareholders' equity and liabilities	1,607.6	1,642.4	1,657.5
Equity ratio, %	31.8	31.3	33.6
Gearing, %	120	120	105
EUR 1.00 = USD	1.42	1.27	1.32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2006	285.9	1.3		-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences				-16.8			-16.8		-16.8
Cash flow hedges					4.8		4.8		4.8
Net income				-16.8	4.8		-12.0		-12.0

recognized directly in equity									
Net result						23.3	23.3	0.2	23.5
Other change in minority interests								-0.1	-0.1
Total recognized income and expense for the period				-16.8	4.8	23.3	11.3	0.1	11.4
Dividend distribution						-35.7	-35.7		-35.7
Warrants						1.1	1.1		1.1
Warrants exercised	0.2	1.3					1.5		1.5
	0.2	1.3				-34.6	-33.1		-33.1
Balance at 30 Sep 2006	286.1	2.6		-31.0	4.2	249.1	511.0	3.5	514.5
Balance at 1 Jan 2007	286.8	6.9		-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences				-15.0			-15.0		-15.0
Cash flow hedges					-5.6		-5.6		-5.6
Net income recognized directly in equity				-15.0	-5.6		-20.6		-20.6
Net result						16.9	16.9	0.3	17.2
Total recognized income and expense for the period				-15.0	-5.6	16.9	-3.7	0.3	-3.4
Repurchases of own shares			-7.5				-7.5		-7.5
Dividend distribution						-36.1	-36.1		-36.1
Warrants						0.3	0.3		0.3
Warrants exercised	2.0	0.5					2.5		2.5
	2.0	0.5	-7.5			-35.8	-40.8		-40.8
Balance at 30 Sep 2007	288.8	7.4	-7.5	-56.5	-1.4	277.2	508.0	3.9	511.9

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 Sep 2007	30 Sep 2006	31 Dec 2006
Mortgages pledged	3.1	3.5	3.5
Guarantees	4.2	4.9	4.3
Liabilities for leasing and rental agreements	117.3	99.8	103.0
Other liabilities	42.2	53.5	50.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 Sep 2007	30 Sep 2006	31 Dec 2006
Nominal value			
Foreign exchange forward contracts	430.2	339.8	341.3
Forward rate agreements	200.0	221.0	275.9
Interest rate swaps	220.5	268.5	225.9
Fair value			
Foreign exchange forward contracts	-0.3	-0.4	4.3
Forward rate agreements	0.0	0.2	0.2
Interest rate swaps	-0.5	4.3	5.7

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
NET SALES								
Salomon	195.8	73.0	110.5	282.1	179.6	76.4	123.3	255.2
Wilson	109.9	150.4	163.6	111.5	120.3	159.5	178.3	119.7
Precor	72.3	59.7	73.8	83.0	60.4	59.3	72.9	80.7
Atomic	63.2	4.8	12.5	82.2	93.3	5.6	23.7	85.9
Suunto	21.6	22.4	21.4	22.8	18.3	21.0	19.2	17.0
Net sales, total	462.8	310.3	381.8	581.6	471.9	321.8	417.4	558.5

	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005*)
EBIT								
Salomon	36.3	-19.1	-22.6	40.3	23.6	-17.9	-22.4	37.9
Wilson	5.4	15.0	19.8	5.2	7.9	17.2	24.3	2.9
Precor	8.1	6.2	9.9	12.7	6.0	4.1	12.0	13.6
Atomic	11.2	-11.1	-13.3	14.8	23.4	-12.2	-9.4	19.0
Suunto	1.4	1.4	1.5	1.2	1.0	3.7	1.1	-0.7
Headquarters	-3.3	-5.2	-3.1	-4.5	-4.0	-3.9	-4.0	-4.9
EBIT, total	59.1	-12.8	-7.8	69.7	57.9	-9.0	1.6	67.8

*) Pro forma

All forecasts and estimates presented in this report are based on the management's current judgment of the economic environment. The actual results may differ significantly.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

A combined news conference, conference call and live webcast concerning the interim report will be held on October 24, 2007, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held

in English. For instructions on how to participate in the conference call, visit the Amer Sports website at www.amersports.com.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
tel. +358 9 7257 8306, email: maarit.mikkonen@amersports.com www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Key media
www.amersports.com

END